TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS WORK STOPPAGE AT ITS
ROSEBEL GOLD MINE IN SURINAME

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 2, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that employees at the Company's Rosebel Gold Mine in Suriname ("Rosebel") have embarked on a strike over the issue of the process of laying off approximately 10% of the employees.   Rosebel has, however, followed the process required by law and has offered a fair severance package, which over 50% of the affected employees have already accepted.

The layoffs were announced in a news release on October 8, 2015 as a step to further reduce costs at Rosebel as necessitated by the current gold price environment. Over the past two years IAMGOLD has improved productivity and reduced overall costs by approximately $175 million and Rosebel has made a significant contribution to that effort.   Further cost reductions, however, are needed as the gold price has continued to decline below $1,100 per ounce.

Rosebel has produced approximately 4 million ounces of gold in its first 11 years of operation and in the first nine months of 2015 has produced 217,000 ounces of gold on an attributable basis at an all-in sustaining cost of $1,082 per ounce. The Company's 2015 annual guidance for Rosebel to produce between 290,000 and 300,000 ounces remains unchanged, but will be re-assessed depending on the length of the strike.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com